UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   PERRET              HENRY L.
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

   (408) 739-1010
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. of Finance & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     2,417          D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $12.2500        01/19/96       A         19,413                            01/19/97     01/19/06
to buy)
Incentive Stock Option (right  $13.3750        12/05/97       A         1                                 11/17/01 (1) 12/05/07
to buy)
Incentive Stock Option (right  $14.8750        07/17/96       A         5,693                             08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750        07/03/97       A         6,106                             08/01/01 (2) 07/03/07
to buy)
Incentive Stock Option (right  $16.3750        07/03/97       A         3,366                             03/23/98 (3) 07/03/07
to buy)
Incentive Stock Option (right  $22.3750        12/20/96       A         1,000                             02/01/98     12/20/06
to buy)
Non-Qualified Stock Option     $12.2500        01/19/96       A         587                               10/19/97     01/19/06
(right to buy)
Non-Qualified Stock Option     $13.3750        12/05/97       A         9,999                             02/17/98 (4) 12/05/07
(right to buy)
Non-Qualified Stock Option     $14.8750        07/17/96       A         307                               08/01/00     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        07/03/97       A         8,769                             08/01/01 (2) 07/03/07
(right to buy)
Non-Qualified Stock Option     $16.3750        07/03/97       A         22,884                            09/23/97 (5) 07/03/07
(right to buy)
Non-Qualified Stock Option     $22.3750        12/20/96       A         1,000                             05/01/97     12/20/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  01/19/96  Common Stock                   19,413                    19,413        D   Direct
to buy)
Incentive Stock Option (right  12/05/97  Common Stock                   1                         1             D   Direct
to buy)
Incentive Stock Option (right  07/17/96  Common Stock                   5,693                     5,693         D   Direct
to buy)
Incentive Stock Option (right  07/03/97  Common Stock                   6,106                                   D   Direct
to buy)
Incentive Stock Option (right  07/03/97  Common Stock                   3,366                     9,472         D   Direct
to buy)
Incentive Stock Option (right  12/20/96  Common Stock                   1,000                     1,000         D   Direct
to buy)
Non-Qualified Stock Option     01/19/96  Common Stock                   587                       587           D   Direct
(right to buy)
Non-Qualified Stock Option     12/05/97  Common Stock                   9,999                     9,999         D   Direct
(right to buy)
Non-Qualified Stock Option     07/17/96  Common Stock                   307                       307           D   Direct
(right to buy)
Non-Qualified Stock Option     07/03/97  Common Stock                   8,769                                   D   Direct
(right to buy)
Non-Qualified Stock Option     07/03/97  Common Stock                   22,884                    31,653        D   Direct
(right to buy)
Non-Qualified Stock Option     12/20/96  Common Stock                   1,000                     1,000         D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 11/17/2001.
(2)
Option becomes 100% exercisable on 8/1/2001.
(3)
Option begins vesting on 12/23/97 and is exercisable quarterly as to 1,683 shares in 1998 and 1,683 in 1999.
(4)
Option begins vesting 11/17/97 and is exercisable quarterly in 1998, 1999, 2000 and 2001.
(5)
Option begins vesting on 6/23/97 and is exercisable quarterly as to 3,281 shares in 1997, 4,879 shares in 1998, 4,880 in 1999, 6,562 in 2000, and 3,282 in 2001.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ PERRET              HENRY L.
DATE